                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended              September 30, 1998
                          ----------------------------------------------------

                                      OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _______________________

Commission file number                         1-2116
                       -------------------------------------------------------





                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                           (Full title of the Plan)



                       ARMSTRONG WORLD INDUSTRIES, INC.
                             2500 Columbia Avenue
                        Lancaster, Pennsylvania  17604
              (Name of issuer of the securities held pursuant to
          the Plan and the address of its principal executive office)

                                                                 Page No.
                                                                 -------


Item 1.  Statements of Net Assets                                    4
         ------------------------

         September 30, 1998 and 1997


Item 2.  Statements of Changes in Plan Equity                       7-10
         ------------------------------------

         (a)  Year ended September 30, 1998
         (b)  Year ended September 30, 1997
         (c)  Year ended September 30, 1996



Notes to Financial Statements                                      11-16
-----------------------------

Item 3.  Independent Auditors' Report                               19
         ----------------------------

Exhibits
--------

23.  Consent of Independent Auditors

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN OF ARMSTRONG WORLD INDUSTRIES, INC.



March 18, 1999                  By: /s/ Douglas L. Boles
                                    ---------------------------------------
                                    Douglas L. Boles
                                    Vice - Chairman of the Retirement Committee

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                           Statements of Net Assets
                          September 30, 1998 and 1997

                                                                         1998
                                                                Retirement Savings Funds
                                    ----------------------------------------------------------------------------
                                        Commingled    Specialized    Low-Priced        Money       Fixed Income
                                       Equity Fund    Equity Fund    Stock Fund     Market Fund        Fund
                                       -----------    -----------    ----------     -----------        ----
Assets:
  Investments at fair value (note 4)   $ 54,298,768   $ 70,514,675   $    974,094   $  6,694,202   $133,791,698
                                       ------------   ------------   ------------   ------------   ------------

  Cash and short-term investments                --             --             --             --             --

  Employer contributions receivable              --             --             --             --             --
  Interest receivable                            --             --             --             --             --
                                       ------------   ------------   ------------   ------------   ------------

Total assets                           $ 54,298,768   $ 70,514,675   $    974,094   $  6,694,202   $133,791,698
                                       ------------   ------------   ------------   ------------   ------------

Liabilities:
  Guaranteed ESOP notes (note 6)                 --             --             --             --             --
  Due to/(from) other funds                      --             --             --      3,530,318             --
  Loans due plan sponsor (note 7)                --             --             --             --             --
  Accrued interest                               --             --             --             --             --
                                       ------------   ------------   ------------   ------------   ------------

Total liabilities                                --             --             --      3,530,318             --
                                       ------------   ------------   ------------   ------------   ------------


Plan equity                            $ 54,298,768   $ 70,514,675   $    974,094   $  3,163,884   $133,791,698
                                       ============   ============   ============   ============   ============


                                      --------------------------------------------------------------------------
                                       Global Equity     Armstrong      Overseas        "OTC"          Asset
                                       Portfolio Fund   Stock Fund        Fund      Portfolio Fd.   Manager Fund
                                       --------------   ----------        ----      -------------   ------------
Assets:
  Investments at fair value (note 4)    $  1,030,265   $ 10,340,697   $    342,931   $ 10,301,519   $  5,863,649
                                        ------------   ------------   ------------   ------------   ------------

  Cash and short-term investments                 --             --             --             --             --

  Employer contributions receivable               --             --             --             --             --
  Interest receivable                             --             --             --             --             --
                                        ------------   ------------   ------------   ------------   ------------

Total assets                            $  1,030,265   $ 10,340,697   $    342,931   $ 10,301,519   $  5,863,649
                                        ------------   ------------   ------------   ------------   ------------

Liabilities:
  Guaranteed ESOP notes (note 6)                  --             --             --             --             --
  Due to/(from) other funds                       --             --             --             --             --
  Loans due plan sponsor (note 7)                 --             --             --             --             --
  Accrued interest                                --             --             --             --             --
                                        ------------   ------------   ------------   ------------   ------------

Total liabilities                                 --             --             --             --             --
                                        ------------   ------------   ------------   ------------   ------------


Plan equity                             $  1,030,265   $ 10,340,697   $    342,931   $ 10,301,519   $  5,863,649
                                        ============   ============   ============   ============   ============

The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            Statements of Net Assets

                                   1998, cont.

                                                                        Retirement Savings Funds
                                     --------------------------------------------------------------------------------
                                         Asset Mgr.      Asset Mgr.    Mid Cap Value       Value            Loan
                                        Income Fund     Growth Fund    Portfolio Fund  Portfolio Fund  Portfolio Fund
                                        -----------     -----------    --------------  --------------  --------------
Assets:
  Investments at fair value (note 4)   $   3,062,879   $   9,250,957   $   1,979,431   $     494,143   $   5,025,880
                                       -------------   -------------   -------------   -------------   -------------

  Cash and short-term investments                 --              --              --              --              --

  Employer contributions receivable               --              --              --              --              --
  Interest receivable                             --              --              --              --              --
                                       -------------   -------------   -------------   -------------   -------------

Total assets                           $   3,062,879   $   9,250,957   $   1,979,431   $     494,143   $   5,025,880
                                       -------------   -------------   -------------   -------------   -------------

Liabilities:
  Guaranteed ESOP notes (note 6)                  --              --              --              --              --
  Due to/(from) other funds                       --              --              --              --              --
  Loans due plan sponsor (note 7)                 --              --              --              --              --
  Accrued interest                                --              --              --              --              --
                                       -------------   -------------   -------------   -------------   -------------

Total liabilities                                 --              --              --              --              --
                                       -------------   -------------   -------------   -------------   -------------


Plan equity                            $   3,062,879   $   9,250,957   $   1,979,431   $     494,143   $   5,025,880
                                       =============   =============   =============   =============   =============

                                                                        Stock Ownership Funds
                                                                 -------------------------------------
                                                         Allocated      Unallocated         Stock
                                         Retirement      Armstrong       Armstrong        Ownership
                                       Savings Total    Stock Fund       Stock Fund         Total          Plan Total
                                       -------------    ----------       ----------         -----          ----------
Assets:
  Investments at fair value (note 4)   $ 313,965,788   $  97,351,544    $ 155,048,402    $ 252,399,946    $ 566,365,734
                                       -------------   -------------    -------------    -------------    -------------

  Cash and short-term investments                 --          97,491        1,400,098        1,497,589    $   1,497,589

  Employer contributions receivable               --              --        3,766,886        3,766,886        3,766,886
  Interest receivable                             --             576            6,142            6,718            6,718
                                       -------------   -------------    -------------    -------------    -------------

Total assets                           $ 313,965,788   $  97,449,611    $ 160,221,528    $ 257,671,139    $ 571,636,927
                                       -------------   -------------    -------------    -------------    -------------

Liabilities:
  Guaranteed ESOP notes (note 6)                  --              --      190,538,204      190,538,204      190,538,204
  Due to/(from) other funds                3,530,318        (878,427)      (2,651,891)      (3,530,318)              --
  Loans due plan sponsor (note 7)                 --              --       14,971,603       14,971,603       14,971,603
  Accrued interest                                --              --        4,851,306        4,851,306        4,851,306
                                       -------------   -------------    -------------    -------------    -------------

Total liabilities                          3,530,318        (878,427)     207,709,222      206,830,795      210,361,113
                                       -------------   -------------    -------------    -------------    -------------


Plan equity                            $ 310,435,470   $  98,328,038    ($ 47,487,694)   $  50,840,344    $ 361,275,814
                                       =============   =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            Statements of Net Assets

                                      1997

                                                                           Retirement Savings Funds
                                     --------------------------------------------------------------------------------------------
                                        Commingled    Specialized        Money      Fixed Income     Armstrong        "OTC"
                                       Equity Fund    Equity Fund     Market Fund       Fund        Stock Fund    Portfolio Fd.
                                       -----------    -----------     -----------       ----        ----------    -------------
Assets:
  Investments at fair value (note 4)   $ 49,670,121   $ 67,994,282   $  3,599,035   $131,000,677   $ 12,759,960   $ 11,271,195
                                       ------------   ------------   ------------   ------------   ------------   ------------

  Cash and short-term investments                --             --             --             --             --             --

  Employee contributions receivable              --             --             --             --             --             --
  Employer contributions receivable              --             --             --             --             --             --
  Dividends receivable                           --             --             --             --             --             --
  Interest receivable                            --             --             --             --             --             --
                                       ------------   ------------   ------------   ------------   ------------   ------------

Total assets                           $ 49,670,121   $ 67,994,282   $  3,599,035   $131,000,677   $ 12,759,960   $ 11,271,195
                                       ------------   ------------   ------------   ------------   ------------   ------------

Liabilities:
  Guaranteed ESOP notes (note 6)                 --             --             --             --             --             --
  Loans due plan sponsor (note 7)                --             --             --             --             --             --
  Accrued interest                               --             --             --             --             --             --
                                       ------------   ------------   ------------   ------------   ------------   ------------

Total liabilities                                --             --             --             --             --             --
                                       ------------   ------------   ------------   ------------   ------------   ------------

Plan equity                            $ 49,670,121   $ 67,994,282   $  3,599,035   $131,000,677   $ 12,759,960   $ 11,271,195
                                       ============   ============   ============   ============   ============   ============

                                                       Retirement Savings Funds
                                       ---------------------------------------------------------
                                           Asset      Asset Mgr.     Asset Mgr.        Loan
                                       Manager Fund   Income Fund    Growth Fund  Portfolio Fund
                                       ------------   -----------    -----------  --------------
Assets:
  Investments at fair value (note 4)   $  5,482,241   $  1,845,575   $  8,693,409   $  4,573,178
                                       ------------   ------------   ------------   ------------

  Cash and short-term investments                --             --             --             --

  Employee contributions receivable              --             --             --             --
  Employer contributions receivable              --             --             --             --
  Dividends receivable                           --             --             --             --
  Interest receivable                            --             --             --             --
                                       ------------   ------------   ------------   ------------

Total assets                           $  5,482,241   $  1,845,575   $  8,693,409   $  4,573,178
                                       ------------   ------------   ------------   ------------

Liabilities:
  Guaranteed ESOP notes (note 6)                 --             --             --             --
  Loans due plan sponsor (note 7)                --             --             --             --
  Accrued interest                               --             --             --             --
                                       ------------   ------------   ------------   ------------

Total liabilities                                --             --             --             --
                                       ------------   ------------   ------------   ------------

Plan equity                            $  5,482,241   $  1,845,575   $  8,693,409   $  4,573,178
                                       ============   ============   ============   ============

                                                                Stock Ownership Funds
                                                       ------------------------------------
                                                        Allocated    Unallocated       Stock
                                        Retirement      Armstrong     Armstrong      Ownership
                                       Savings Total   Stock Fund    Stock Fund        Total        Plan Total
                                       -------------   ----------    ----------        -----        ----------
Assets:
  Investments at fair value (note 4)   $296,889,673   $109,573,363   $215,901,751   $325,475,114   $622,364,787
                                       ------------   ------------   ------------   ------------   ------------

  Cash and short-term investments                --         92,240      1,426,130      1,518,370   $  1,518,370

  Employee contributions receivable              --             --      2,593,899      2,593,899      2,593,899
  Employer contributions receivable              --             --      4,007,971      4,007,971      4,007,971
  Dividends receivable                           --        724,601             --        724,601        724,601
  Interest receivable                            --            424          6,112          6,536          6,536
                                       ------------   ------------   ------------   ------------   ------------

Total assets                           $296,889,673    110,390,628    223,935,863    334,326,491   $631,216,164
                                       ------------   ------------   ------------   ------------   ------------

Liabilities:
  Guaranteed ESOP notes (note 6)                 --             --    212,027,803    212,027,803    212,027,803
  Loans due plan sponsor (note 7)                --             --      5,768,849      5,768,849      5,768,849
  Accrued interest                               --             --      5,413,818      5,413,818      5,413,818
                                       ------------   ------------   ------------   ------------   ------------

Total liabilities                                --             --    223,210,470    223,210,470    223,210,470
                                       ------------   ------------   ------------   ------------   ------------

Plan equity                            $296,889,673   $110,390,628   $    725,393    111,116,021   $408,005,694
                                       ============   ============   ============   ============   ============


The accompanying notes are an integral part of the financial statements.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity
                  Years Ended September 30, 1998, 1997 and 1996

                                      1998

                                                                            Retirement Savings Funds
                                    ---------------------------------------------------------------------------------
                                     Commingled       Specialized      Low-Priced          Money        Fixed Income
                                     Equity Fund      Equity Fund      Stock Fund       Market Fund         Fund
                                     -----------      -----------      ----------       -----------         ----
Plan equity at October 1, 1997      $  49,670,121    $  67,994,282    $          --    $   3,599,035    $ 131,000,677
                                    -------------    -------------    -------------    -------------    -------------

Increases in plan equity:
  Employee contributions                1,781,261        2,876,825           34,741          151,728        4,691,190
  Employer contributions (note 5)              --               --               --               --               --
  Dividends                             1,512,438        4,917,540           69,227          160,014               --
  Interest                                 53,332          113,382            1,161           11,092        8,387,160

  Realized gain on investments
    (note 4)                            2,348,060        2,099,843           (4,726)              --               --
  Loan activity, net                     (108,394)        (225,496)           2,011          (59,585)        (289,184)
                                    -------------    -------------    -------------    -------------    -------------

                                        5,586,697        9,782,094          102,414          263,249       12,789,166
                                    -------------    -------------    -------------    -------------    -------------

Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments         506,298       (3,735,515)        (252,360)              --               --
  Interest expense (note 6)                    --               --               --               --               --
  Benefits paid (note 8)               (1,979,685)      (3,109,811)         (38,706)        (529,778)      (9,405,402)
  Transfers (to) from other
    employee benefit plans                (63,821)         (78,298)              --          102,676          (88,920)
  Interfund transfers, net                579,158         (338,077)       1,162,746         (271,298)        (503,823)
                                    -------------    -------------    -------------    -------------    -------------

                                         (958,050)      (7,261,701)         871,680         (698,400)      (9,998,145)
                                    -------------    -------------    -------------    -------------    -------------


Plan equity at September 30,1998    $  54,298,768    $  70,514,675    $     974,094    $   3,163,884    $ 133,791,698
                                    =============    =============    =============    =============    =============

                                                                   Retirement Savings Funds
                                    ----------------------------------------------------------------------------------
                                     Global Equity      Armstrong         Overseas          "OTC"           Asset
                                     Portfolio Fund     Stock Fund          Fund        Portfolio Fd.    Manager Fund
                                     --------------     ----------          ----        -------------    ------------
Plan equity at October 1, 1997       $          --    $  12,759,960    $          --    $  11,271,195    $   5,482,241
                                     -------------    -------------    -------------    -------------    -------------

Increases in plan equity:
  Employee contributions                    59,023          301,195           54,590          798,973          356,571
  Employer contributions (note 5)               --               --               --               --               --
  Dividends                                  9,986          336,481               --        1,114,299          540,381
  Interest                                   1,160           25,667               42           30,611           12,278

  Realized gain on investments
    (note 4)                                (7,267)         896,302             (430)         429,228          161,338
  Loan activity, net                         7,315         (125,026)          (1,998)          60,910            3,818
                                     -------------    -------------    -------------    -------------    -------------

                                            70,217        1,434,619           52,204        2,434,021        1,074,386
                                     -------------    -------------    -------------    -------------    -------------

Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments         (186,389)      (3,059,684)         (67,266)      (1,781,970)        (385,777)
  Interest expense (note 6)                     --               --               --               --               --
  Benefits paid (note 8)                   (32,902)        (532,048)         (32,806)        (569,531)        (375,092)
  Transfers (to) from other
    employee benefit plans                      --           14,601               --           (4,183)           3,960
  Interfund transfers, net               1,179,339         (276,751)         390,799       (1,048,013)          63,931
                                     -------------    -------------    -------------    -------------    -------------

                                           960,048       (3,853,882)         290,727       (3,403,697)        (692,978)
                                     -------------    -------------    -------------    -------------    -------------


Plan equity at September 30,1998     $   1,030,265    $  10,340,697    $     342,931    $  10,301,519    $   5,863,649
                                     =============    =============    =============    =============    =============

The accompanying notes are an integral part of the financial statements.

                                                                     (Conitnued)
                                       7

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity

                                   1998, cont.

                                                                    Retirement Savings Funds
                                    ------------------------------------------------------------------------------------------------
                                     Asset Mgr.      Asset Mgr.     Mid Cap Value        Value             Loan         Retirement
                                     Income Fund    Growth Fund     Portfolio Fund   Portfolio Fund   Portfolio Fund  Savings Total
                                     -----------    -----------     --------------   --------------   --------------  -------------
Plan equity at October 1, 1997      $   1,845,575   $   8,693,409             $--              $--    $   4,573,178   $ 296,889,673
                                    -------------   -------------   -------------    -------------    -------------   -------------

Increases in plan equity:
  Employee contributions                  102,569         741,991         102,445           34,784               --      12,087,886
  Employer contributions (note 5)              --              --              --               --               --              --
  Dividends                               157,492         948,499              --            3,023               --       9,769,380
  Interest                                  2,140          16,402           3,086              600               --       8,658,113

  Realized gain on investments
    (note 4)                               20,399         254,594          (9,309)          (2,660)              --       6,185,372
  Loan activity, net                       (3,455)         14,855           8,317            3,810          712,102              --
                                    -------------   -------------   -------------    -------------    -------------   -------------

                                          279,145       1,976,341         104,539           39,557          712,102      36,700,751
                                    -------------   -------------   -------------    -------------    -------------   -------------


Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments          (1,976)       (756,694)       (369,575)        (139,299)              --     (10,230,207)
  Interest expense (note 6)                    --              --              --               --               --              --
  Benefits paid (note 8)                 (158,100)       (261,976)        (58,230)         (32,243)              --     (17,116,310)
  Transfers (to) from other
    employee benefit plans                     --        (158,057)             --               --         (259,400)       (531,442)
  Interfund transfers, net              1,098,235        (242,066)      2,302,697          626,128               --       4,723,005
                                    -------------   -------------   -------------    -------------    -------------   -------------

                                          938,159      (1,418,793)      1,874,892          454,586         (259,400)    (23,154,954)
                                    -------------   -------------   -------------    -------------    -------------   -------------


Plan equity at September 30,1998    $   3,062,879   $   9,250,957   $   1,979,431    $     494,143    $   5,025,880   $ 310,435,470
                                    =============   =============   =============    =============    =============   =============

                                        Stock Ownership Funds
                                     -----------------------------
                                     Allocated       Unallocated         Stock
                                     Armstrong        Armstrong        Ownership
                                     Stock Fund      Stock Fund          Total           Plan Total
                                     ----------      ----------          -----           ----------
Plan equity at October 1, 1997      $ 110,390,628    $     725,393    $ 111,116,021    $ 408,005,694
                                    -------------    -------------    -------------    -------------

Increases in plan equity:
  Employee contributions                       --        9,707,517        9,707,517       21,795,403
  Employer contributions (note 5)              --       11,562,987       11,562,987       11,562,987
  Dividends                             3,326,468        5,617,353        8,943,821       18,713,201
  Interest                                  5,290          129,561          134,851        8,792,964

  Realized gain on investments
    (note 4)                              (62,604)              --          (62,604)       6,122,768
  Loan activity, net                           --               --               --               --
                                    -------------    -------------    -------------    -------------

                                        3,269,154       27,017,418       30,286,572       66,987,323
                                    -------------    -------------    -------------    -------------


Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments     (24,615,461)     (36,286,100)     (60,901,561)     (71,131,768)
  Interest expense (note 6)                    --      (17,398,000)     (17,398,000)     (17,398,000)
  Benefits paid (note 8)               (7,539,683)              --       (7,539,683)     (24,655,993)
  Transfers (to) from other
    employee benefit plans                     --               --               --         (531,442)
  Interfund transfers, net             16,823,400      (21,546,405)      (4,723,005)              --
                                    -------------    -------------    -------------    -------------

                                      (15,331,744)     (75,230,505)     (90,562,249)    (113,717,203)
                                    -------------    -------------    -------------    -------------


Plan equity at September 30,1998    $  98,328,038    ($ 47,487,694)   $  50,840,344    $ 361,275,814
                                    =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity

                                      1997

                                                                                      Retirement Savings Funds
                                       --------------------------------------------------------------------------------------------
                                         Commingled   Specialized         Money        Fixed Income    Armstrong          "OTC"
                                        Equity Fund   Equity Fund      Market Fund         Fund        Stock Fund     Portfolio Fd.
                                        -----------   -----------      -----------         ----        ----------     -------------
Plan equity at October 1, 1996         $  34,640,234  $  55,239,099   $   3,050,434   $ 126,067,031   $  13,508,146   $   6,856,784
                                       -------------  -------------   -------------   -------------   -------------   -------------

Increases in plan equity:
  Transfer of assets from
     merged plan (note 2)                         --             --              --              --              --              --
  Employee contributions                   1,448,633      2,422,402         185,041       4,839,630         309,034         830,339
  Employer contributions (note 5)                 --             --              --              --              --              --
  Dividends                                1,099,609      1,906,723         174,661              --         337,876         669,044
  Interest                                    42,834         80,789           9,512       8,241,884          11,661          23,517

  Realized gain on investments
    (note 4)                               2,279,419      1,875,833              --              --       1,001,249         294,692
  Unrealized appreciation of
    investments                           10,806,762     14,653,771              --              --          75,036       1,676,576
  Loan activity, net                        (320,312)      (301,064)        (10,006)       (438,400)        (79,611)        (44,168)
                                       -------------  -------------   -------------   -------------   -------------   -------------

                                          15,356,945     20,638,454         359,208      12,643,114       1,655,245       3,450,000
                                       -------------  -------------   -------------   -------------   -------------   -------------


Decreases in plan equity:
  Interest expense (note 6)                       --             --              --              --              --              --
  Benefits paid (note 8)                  (3,254,255)    (3,933,969)       (948,749)    (13,298,177)       (837,570)       (927,481)
  Transfers (to) from other
    employee benefit plans of
    Armstrong World Industries, Inc.         172,815        189,824          37,313         561,763          16,068           6,529
  Interfund transfers, net                 2,754,382     (4,139,126)      1,100,829       5,026,946      (1,581,929)      1,885,363
                                       -------------  -------------   -------------   -------------   -------------   -------------

                                            (327,058)    (7,883,271)        189,393      (7,709,468)     (2,403,431)        964,411
                                       -------------  -------------   -------------   -------------   -------------   -------------

Plan equity at September 30,1997       $  49,670,121  $  67,994,282   $   3,599,035   $ 131,000,677   $  12,759,960   $  11,271,195
                                       =============  =============   =============   =============   =============   =============
                                       -------------------------------------------------------------------------------
                                          Asset          Asset Mgr.       Asset Mgr.          Loan         Retirement
                                       Manager Fund     Income Fund     Growth Fund     Portfolio Fund   Savings Total
                                       ------------     -----------     -----------     --------------   -------------
Plan equity at October 1, 1996         $   4,441,622   $   2,013,481    $   6,417,103   $   3,307,686    $ 255,541,620
                                       -------------   -------------    -------------   -------------    -------------

Increases in plan equity:
  Transfer of assets from
     merged plan (note 2)                         --              --               --              --               --
  Employee contributions                     354,321          75,979          550,098              --       11,015,477
  Employer contributions (note 5)                 --              --               --              --               --
  Dividends                                  381,885         138,153          564,099              --        5,272,050
  Interest                                     8,241           1,758           12,728              --        8,432,924

  Realized gain on investments
    (note 4)                                 139,267          39,003          328,508              --        5,957,971
  Unrealized appreciation of
    investments                              554,573          64,323        1,173,789              --       29,004,830
  Loan activity, net                         (60,049)        (53,541)         (49,297)      1,356,448               --
                                       -------------   -------------    -------------   -------------    -------------

                                           1,378,238         265,675        2,579,925       1,356,448       59,683,252
                                       -------------   -------------    -------------   -------------    -------------


Decreases in plan equity:
  Interest expense (note 6)                       --              --               --              --               --
  Benefits paid (note 8)                    (609,366)       (378,699)        (671,143)             --      (24,859,409)
  Transfers (to) from other
    employee benefit plans of
    Armstrong World Industries, Inc.          99,141              --          (29,795)        (90,956)         962,702
  Interfund transfers, net                   172,606         (54,882)         397,319              --        5,561,508
                                       -------------   -------------    -------------   -------------    -------------

                                            (337,619)       (433,581)        (303,619)        (90,956)     (18,335,199)
                                       -------------   -------------    -------------   -------------    -------------

Plan equity at September 30,1997       $   5,482,241   $   1,845,575    $   8,693,409   $   4,573,178    $ 296,889,673
                                       =============   =============    =============   =============    =============
                                               Stock Ownership Funds
                                            -----------------------------
                                         Allocated      Unallocated         Stock
                                         Armstrong       Armstrong        Ownership
                                        Stock Fund       Stock Fund         Total          Plan Total
                                        ----------       ----------         -----          ----------
Plan equity at October 1, 1996
                                       $          --    $          --    $          --    $ 255,541,620
                                       -------------    -------------    -------------    -------------
Increases in plan equity:
  Transfer of assets from
     merged plan (note 2)
  Employee contributions                  95,463,444       (7,571,201)      87,892,243       87,892,243
  Employer contributions (note 5)                 --       10,658,241       10,658,241       21,673,718
  Dividends                                       --       14,284,664       14,284,664       14,284,664
  Interest                                 2,617,192        5,695,451        8,312,643       13,584,693
                                              15,837          103,014          118,851        8,551,775
  Realized gain on investments
    (note 4)
  Unrealized appreciation of                      --               --               --        5,957,971
    investments
  Loan activity, net                       7,651,796       15,092,486       22,744,282       51,749,112
                                                  --               --               --               --
                                       -------------    -------------    -------------    -------------

                                         105,748,269       38,262,655      144,010,924      203,694,176
                                       -------------    -------------    -------------    -------------

Decreases in plan equity:
  Interest expense (note 6)
  Benefits paid (note 8)                          --      (19,099,238)     (19,099,238)     (19,099,238)
  Transfers (to) from other               (7,165,115)              --       (7,165,115)     (32,024,524)
    employee benefit plans of
    Armstrong World Industries, Inc.
  Interfund transfers, net                    20,615       (1,089,657)      (1,069,042)        (106,340)
                                          11,786,859      (17,348,367)      (5,561,508)              --
                                       -------------    -------------    -------------    -------------

                                           4,642,359      (37,537,262)     (32,894,903)     (51,230,102)
                                       -------------    -------------    -------------    -------------
Plan equity at September 30,1997
                                       $ 110,390,628    $     725,393    $ 111,116,021    $ 408,005,694
                                       =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Changes in Plan Equity, Continued


                                      1996

                                      Commingled       Specialized        Money       Fixed Income       Armstrong        "OTC"
                                      Equity Fund      Equity Fund     Market Fund        Fund          Stock Fund    Portfolio Fd.
                                      -----------      -----------     -----------        ----          ----------    -------------
Plan equity at October 1, 1995        $  26,008,895   $  53,822,126   $   2,863,787   $ 119,173,404   $   9,957,012   $   3,998,454
                                      -------------   -------------   -------------   -------------   -------------   -------------

Increases in plan equity:
  Employee contributions                  1,304,166       3,271,882       3,249,141       3,759,748         263,346         592,828
  Dividends                                 824,216      10,899,654         150,409              --         274,227         676,518
  Interest                                   30,962          73,870           5,326       7,376,774           9,598           9,354

  Realized gain on investments
    (note 4)                              1,356,135       1,682,172              --              --         598,743         173,665
  Transfers (to) from other
    employee benefit plans (note 3)         917,764        (486,370)     (2,722,959)      5,740,701       2,510,969          54,286
  Loan activity, net                       (127,242)          9,945         (51,300)        199,025          30,537          30,924
                                      -------------   -------------   -------------   -------------   -------------   -------------

                                          4,306,001      15,451,153         630,617      17,076,248       3,687,420       1,537,575
                                      -------------   -------------   -------------   -------------   -------------   -------------



Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments         3,201,122     (10,982,140)             --              --         733,682          49,322
  Benefits paid (note 8)                 (1,417,320)     (2,135,340)       (305,283)     (7,011,691)       (569,160)       (178,186)
  Interfund transfers, net                2,541,536        (916,700)       (138,687)     (3,170,930)       (300,808)      1,449,619
                                      -------------   -------------   -------------   -------------   -------------   -------------

                                          4,325,338     (14,034,180)       (443,970)    (10,182,621)       (136,286)      1,320,755
                                      -------------   -------------   -------------   -------------   -------------   -------------


Plan equity at September 30, 1996     $  34,640,234   $  55,239,099   $   3,050,434   $ 126,067,031   $  13,508,146   $   6,856,784
                                      =============   =============   =============   =============   =============   =============
                                           Asset        Asset Mgr.        Asset Mgr.         Loan
                                       Manager Fund     Income Fund      Growth Fund    Portfolio Fund      Total
                                       ------------     -----------      -----------    --------------      -----
Plan equity at October 1, 1995        $   4,171,934    $   1,465,384    $   5,380,158    $   3,408,962    $ 230,250,116
                                      -------------    -------------    -------------    -------------    -------------

Increases in plan equity:
  Employee contributions                    294,053           69,892          517,010               --       13,322,066
  Dividends                                 149,553           92,269           77,215               --       13,144,061
  Interest                                    6,424            3,161            8,596               --        7,524,065

  Realized gain on investments
    (note 4)                                 84,274           17,013          141,202               --        4,053,204
  Transfers (to) from other
    employee benefit plans (note 3)          41,971          256,953         (272,357)         (21,076)       6,019,882
  Loan activity, net                         (4,895)          11,757          (18,551)         (80,200)              --
                                      -------------    -------------    -------------    -------------    -------------

                                            571,380          451,045          453,115         (101,276)      44,063,278
                                      -------------    -------------    -------------    -------------    -------------



Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments           188,800           11,409          457,253               --       (6,340,552)
  Benefits paid (note 8)                   (464,192)        (170,707)        (179,343)              --      (12,431,222)
  Interfund transfers, net                  (26,300)         256,350          305,920               --               --
                                      -------------    -------------    -------------    -------------    -------------

                                           (301,692)          97,052          583,830               --      (18,771,774)
                                      -------------    -------------    -------------    -------------    -------------


Plan equity at September 30, 1996     $   4,441,622    $   2,013,481    $   6,417,103    $   3,307,686    $ 255,541,620
                                      =============    =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                         Notes to Financial Statements

(1)  Summary of Significant Accounting Policies

     (a) Basis of Presentation
         ---------------------
         The accompanying financial statements have been prepared on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b) Investments in Master Trust
         ---------------------------
         The fair value of the commingled equity, specialized equity, low-priced stock, global equity portfolio, overseas, "OTC" portfolio, Asset Manager, Asset Manager income, Asset Manager growth, mid cap value portfolio and value portfolio is based on the underlying market value of the investments. The money market fund is stated at cost which approximates fair value. The fixed income fund is comprised of guaranteed interest rate contracts which are fully benefit responsive, and therefore are reflected at contract value plus credited interest in the financial statements. The value of the Armstrong stock fund is based on quoted market price. The value of the loan portfolio fund represents the unpaid principal of employee loans.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

         Realized gains and losses on investments are determined by the average cost method.

         Stock Ownership Funds
         ---------------------
         Investments in the Stock Ownership Funds represent shares of Armstrong common stock valued at quoted market price.

     (c) Expenses
         --------
         All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. (the Company)

(2)  Plan Redesign
     -------------
     On May 29, 1996, the Board of Directors of the Company approved the restructuring of the Armstrong World Industries, Inc., Employee Stock Ownership Plan (ESOP). The ESOP was merged into the Retirement Savings Plan for Salaried Employees of Armstrong World Industries, Inc. (Salaried RSP). In addition, the Salaried RSP was renamed the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. (the Plan). The effective date of the merger was October 1, 1996. In addition, a portion of the assets and liabilities of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. were transferred to the Plan for hourly employees not represented by a collective bargaining agent and for Mobile Plant hourly employees represented by a collective bargaining agent, effective October 1, 1996.

(3)  Plan Description
     ----------------
     The Plan is a defined-contribution plan established for the purpose of providing participants with a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees. The Plan is comprised of two parts--Retirement Savings and Stock Ownership. Each part has its own set of participant accounts and investment funds.

     (a) Retirement Savings
         ------------------
         The Retirement Savings Accounts allow participants to make contributions to the Plan in each of the following methods:

         1. Up to 15% of their before-tax compensation, as deferred compensation as permitted under Section 401(k) of the Internal Revenue Code.

         2.  Up to 10% of their after-tax compensation.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

         Separate accounts are maintained for contributions made by or on behalf of a participant. The accounts reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon. Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching company contributions.

         Plan participants did include salaried employees of Thomasville Furniture Industries, Inc. On December 29, 1995, Armstrong World Industries, Inc., sold Thomasville Furniture to Interco Incorporated. The agreement of sale required Interco to establish a savings plan for Thomasville employees comparable to those it maintains for its other employees. Interco's successor plan became effective as of April 1, 1996. The salaried Thomasville participants of the Plan were allowed to make contributions to the Plan through March 31, 1996, at which time their account balances were transferred to the Interco plan. The following table presents the transfers made by investment type:

                    Commingled equity                 $1,694,425
                    Specialized equity                 4,219,230
                    Money market                       2,944,518
                    Fixed income                       6,658,481
                    OTC portfolio                        455,336
                    Asset manager                        308,114
                    Asset manager income                 136,902
                    Asset manager growth                 601,858
                                                   -------------
                                                     $17,018,864
                                                   =============

         In 1996, there was also a transfer into the Plan in the amount of $19,621,290 from the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. This transfer represents the inclusion in the Plan of participant account balances for all hourly employees eligible for participation in the Company's Employee Stock Ownership Plan. Finally in 1996, the Plan had funds transferred in from the American Olean Salaried Retirement Savings Plan of $3,417,456.

     (b) Stock Ownership
         ---------------
         The Plan has three Stock Ownership Accounts maintained for each member for contributions and allocations of shares of Company common stock from the Unallocated Armstrong Common Stock Fund.

         Participants who elect to reduce their before-tax compensation in amounts ranging from one percent to six percent have these contributions credited to an Exchange Account. Contributions to the Exchange Account are invested in Company common stock. The Plan matches a portion of the contributions made to the Exchange Account with additional shares of Company common stock. The matching amounts are recorded in participants' Match Accounts. The match percentage, either 50% or 75%, is determined by the closing stock price on the last day of the allocation period. For allocation periods ended in December of 1996, June of 1997, and December of 1997, a 75% fixed match was in place on employee Exchange Account contributions. For the allocation period ended in June of 1998, there was a 50% fixed match on employee Exchange Account contributions.

         Eligible participants also receive shares of Company common stock in their Equity Account. The Equity Account is intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP.

         Participants have an immediate 100 percent vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vest after five years of service.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(4)  Investments
     -----------

     (a) Retirement Savings Funds
         ------------------------
         Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options: a commingled equity mutual fund (Fidelity U.S. Equity Index Portfolio), a specialized equity mutual fund (Fidelity Magellan), a low-priced stock fund (Fidelity Low-Priced Stock Fund), a money market mutual fund (Fidelity Retirement Money Market Portfolio), a fixed income fund (Interest Income Fund), a global equity mutual fund (Morgan Stanley Institutional Fund, Inc. - Global Equity Portfolio), an Armstrong stock fund, an overseas fund (Fidelity Overseas Fund) , an "OTC" mutual fund (Over-the-counter Portfolio), three Asset Manager mutual funds (Fidelity Asset Manager Fund, Fidelity Asset Manager:
         Income Fund, and Fidelity Asset Manager: Growth Fund), and two value-oriented mutual funds (Miller, Anderson & Sherrard, LLP Value Portfolio and Miller, Anderson & Sherrard, LLP Mid Cap Value Portfolio). The Plan utilizes the Trustee and associated investment managers to direct investment activity. The Plan participates in all fourteen investment alternatives.

         The following is a description of the investment funds to which Plan participants can elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

         1. Commingled Equity Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks. At September 30, 1998, there were 1,730 active participants in this investment fund.

         2. Specialized Equity Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers. At September 30, 1998, there were 2,314 active participants in this investment fund.

         3. Low-Priced Stock Fund - This fund seeks capital appreciation through investments in mainly U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. At September 30, 1998, there were 126 active participants in this investment fund.

         4. Money Market Fund - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper. At September 30, 1998, there were 6,033 active participants in this investment fund.

         5. Fixed Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. Crediting interest rates are reset periodically during the plan year. At September 30, 1998, the interest rates ranged between 5.45% and 8.26%. At September 30, 1997, the interest rates ranged between 5.53% and 8.26%. The average yields for the plan years ended September 30, 1998 and September 30, 1997, were 6.22% and 6.20%, respectively. The fair value of the contracts approximate cost. At September 30, 1998, there were 3,783 active participants in this investment fund.

         6. Global Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital. At September 30, 1998, there were 145 active participants in this investment fund.

         7. Armstrong Stock Fund - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. At September 30, 1998, there were 5,900 active participants in this investment fund. Common stock shares held by the fund at September 30, 1998 and 1997 were 193,284 and 190,268, respectively.

         8. Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments. At September 30, 1998, there were 52 active participants in this investment fund.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

          9. OTC Portfolio Fund - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments. At September 30, 1998, there were 809 active participants in this investment fund.

          10. Asset Manager Fund - An asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term. At September 30, 1998, there were 404 active participants in this investment fund.

          11. Asset Manager - Income Fund - An asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation. At September 30, 1998, there were 163 active participants in this investment fund.

          12. Asset Manager - Growth Fund - An asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term. At September 30, 1998, there were 648 active participants in this investment fund.

          13. Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price It seeks to provide above-average long-term returns. At September 30, 1998, there were 223 active participants in this investment fund.

          14. Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued. At September 30, 1998, there were 78 active participants in this fund.

          The Loan Portfolio Fund represents the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines. At September 30, 1998, there were 789 loans outstanding.


          The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 1998 and 1997:

                                                   September 30, 1998                 September 30, 1997
                                                   ------------------                 ------------------
                 Investment                      Cost         Fair Value              Cost       Fair Value
                 ----------                      ----         ----------              ----       ----------
         Commingled equity                $30,965,142        $54,298,768       $26,842,793      $49,670,121
         Specialized equity                53,733,116         70,514,675        47,477,208       67,994,282
         Low-priced stock                   1,226,454            974,094                 -                -
         Money market                       6,694,202          6,694,202         3,599,035        3,599,035
         Fixed income                     133,791,698        133,791,698       131,000,677      131,000,677
         Global equity portfolio            1,216,654          1,030,265                 -                -
         Armstrong stock                    8,381,834         10,340,697         7,741,413       12,759,960
         Overseas                             410,197            342,931                 -                -
         OTC portfolio                      9,668,586         10,301,519         8,856,292       11,271,195
         Asset manager                      5,385,573          5,863,649         4,618,388        5,482,241
         Asset manager income               2,936,801          3,062,879         1,717,521        1,845,575
         Asset manager growth               8,057,265          9,250,957         6,743,023        8,693,409
         Mid cap value portfolio            2,349,006          1,979,431                 -                -
         Value portfolio                      633,442            494,143                 -                -
         Loan portfolio                     5,025,880          5,025,880         4,573,178        4,573,178
                                            ---------          ---------         ---------        ---------
                                         $270,475,850       $313,965,788      $243,169,528     $296,889,673
                                         ============       ============      ============     ============

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

         The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 1998, 1997, and 1996 are presented below:

                                         Aggregate        Aggregate        Realized
                                         ---------        ---------        --------
                    1998                 Proceeds            Cost         Gain (Loss)
                    ----                 --------            ----         -----------
         Commingled equity                  6,375,852         4,027,792       2,348,060
         Specialized equity                 8,249,869         6,150,026       2,099,843
         Low-priced stock                      79,015            83,741         (4,726)
         Global equity portfolio              116,139           123,406         (7,267)
         Armstrong stock                    2,084,876         1,188,574         896,302
         Overseas                              40,318            40,748           (430)
         OTC portfolio                      3,285,757         2,856,529         429,228
         Asset manager                      1,459,750         1,298,412         161,338
         Asset manager income                 726,059           705,660          20,399
         Asset manager growth               1,965,174         1,710,580         254,594
         Mid cap value portfolio              192,264           201,573         (9,309)
         Value portfolio                       55,756            58,416         (2,660)
                                               ------            ------         -------
                                          $24,630,829       $18,445,457      $6,185,372
                                          ===========       ===========      ==========

                    1997
                    ----
         Commingled equity                 $6,505,385        $4,225,966      $2,279,419
         Specialized equity                11,158,875         9,283,042       1,875,833
         Armstrong stock                    2,710,271         1,709,022       1,001,249
         OTC portfolio                      2,909,644         2,614,952         294,692
         Asset manager                      1,711,591         1,572,324         139,267
         Asset manager income               1,363,736         1,324,733          39,003
         Asset manager growth               2,653,318         2,324,810         328,508
                                         ------------      ------------     -----------
                                          $29,012,820       $23,054,849      $5,957,971
                                          ===========       ===========      ==========

                    1996
                    ----
         Commingled equity                 $2,623,858        $1,267,723      $1,356,135
         Specialized equity                 7,504,239         5,822,067       1,682,172
         Armstrong stock                    1,651,243         1,052,500         598,743
         OTC portfolio                      1,498,007         1,324,342         173,665
         Asset manager                      1,784,344         1,700,070          84,274
         Asset manager income                 819,155           802,142          17,013
         Asset manager growth               1,598,514         1,457,312         141,202
                                         ------------      ------------     -----------
                                          $17,479,360       $13,426,156      $4,053,204
                                          ===========       ===========      ==========

     (b) Stock Ownership Funds
         ---------------------
         According to the terms of the trust agreement between Mellon Bank, N.A., the Trustee, and Armstrong World Industries, Inc., the Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Company common stock as is necessary to administer the Plan in accordance with its terms.

         At September 30, 1998, the investment in Company common stock represents 4,717,756 shares, valued at a quoted market price of $53.50. There are 1,819,655 shares held in the Allocated Armstrong Stock Fund and 2,898,101 shares held in the Unallocated Armstrong Stock Fund. During 1998, aggregate proceeds were $2,257,893, aggregate costs were $2,320,497, and the realized loss was $62,604. No gains or losses were realized during 1996 and 1997.

(5)  Company Contributions
     ---------------------
     The Company is obligated to make semi-annual contributions in cash or Company stock to the Stock Ownership Funds, on June 15 and December 15 of each year, which when aggregated with all exchange contributions, dividends received by the Trustee on the common stock held by the Trust, and trust earnings, is at least equal to the amount necessary to enable the Trustee to pay currently maturing obligations under the Guaranteed ESOP notes. (Note 6)

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(6)  Guaranteed ESOP Notes
     ---------------------
     The shares of Company common stock held in the Plan's Stock Ownership Accounts were purchased from the Company from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. The Company has guaranteed the payment of principal and interest on the notes.

     The notes must be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 1998, the Guaranteed ESOP notes for Series A and Series B were $70,495,204 and $120,043,000, respectively. At September 30, 1997, the Guaranteed ESOP notes for Series A and Series B were $91,984,803 and $120,043,000, respectively. The scheduled amortization of the notes for the next five fiscal years is as follows: 1999 - $23,103,053; 2000 - $25,277,000; 2001 - $22,115,150; 2002 - $34,442,000; 2003 - $39,816,000.

(7)  Loans Due Plan Sponsor
     ----------------------
     As part of the redesign of the Plan as discussed in note 2, the Company filed a Private Letter Ruling request with the Internal Revenue Service on May 20, 1996. The request sought IRS approval to allow for refinancing loans from the Company to the Plan to permit the extension of the share allocation time period. On October 31, 1996, the Company received a favorable ruling from the IRS. A refinancing loan is used to ensure that the number of shares allocated during a semi-annual allocation period is equal to the sum of participants' exchange, equity and match shares. At September 30, 1998, there were six loans outstanding totaling $14,971,603.

(8)  Benefits
     --------

     (a) Retirement Savings Accounts
         ---------------------------
         Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

         In addition, an active employee may elect to withdraw all or any part of his account attributable to his after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts. A Tax-Deductible (MIRA) Account holds any contributions made to the Plan before January 1, 1987. No new contributions may be made to this account.

         Under the rules of the Plan, the active employee may borrow the lessor of 50% or his vested account balance or $50,000. The money borrowed must come from the Retirement Savings Sheltered, Rollover, and Standard Accounts. Before-tax contributions are made to the Sheltered Account and after-tax contributions are made to the Standard Account. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Savings Plan Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

     (b) Stock Ownership Accounts
         ------------------------
         Upon death or any other separation from service from the Company, participants are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Company common stock.

(9)  Obligation for Benefits
     -----------------------
     All the funds of the Plan are held by investing institutions appointed by the Company under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. The Company has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither the Company nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(10) Eligibility
     -----------
     All regular full-time employees of the Company or of any participating affiliated company are eligible to participate in the Plan except for foreign nationals, leased employees, and those employees in a collective bargaining unit unless the collective bargaining agent for that unit agrees to coverage under the Plan.

     Eligible participants, who leave the Company and are later reemployed, can resume participation in the Plan on the date of rehire.

 (11) Diversification
      ---------------
         Effective January 1, 1997, Plan participants who meet certain age and service requirements were granted the ability to diversify specified portions of their Stock Ownership Account balances in any combination the other investment funds available for Retirement Savings Account balances, except for the Fidelity Retirement Money Market Portfolio.

 (12) Federal Income Taxes
      --------------------
         By a letter dated April 21, 1998, the Internal Revenue Service has determined and informed the Company that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

 (13) Master Trust Agreement
      ----------------------
         Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 1998 and 1997:

                                                September 30, 1998                      September 30, 1997
                                                      Cost          Fair Value                Cost         Fair Value
                                                      ----          ----------                ----         ----------
Money market fund                                7,277,128           7,277,128           4,332,728          4,332,728
Armstrong common stock fund                     15,494,806          18,779,265          13,793,357         22,471,238
Registered investment companies                137,463,217         184,878,481         111,940,786        167,806,037
Fixed income insurance contracts               180,069,533         180,069,533         176,728,629        176,728,629
Loan portfolio                                   7,298,722           7,298,722           6,869,084          6,869,084
                                                 ---------           ---------           ---------          ---------
     Total investments in Master Trust         347,603,406         398,303,129         313,664,584        378,207,716
                                               ===========         ===========         ===========        ===========
Plan's interest in Master Trust                270,475,850         313,965,788         243,169,528        296,889,673
Plan's percentage in Master
     Trust                                           77.8%               78.8%               77.5%              78.5%

During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                                                      1998         1997
                                                                      ----         ----
Net appreciation (depreciation) in fair value of investments in the Fidelity Management Trust
  Company Master Trust                                          (6,524,510)  40,903,095
Allocated net appreciation (depreciation) in fair value of
  investments in the Master Trust                               (4,044,835)  34,962,801


During 1998 and 1997, interest and dividends were as follows:

                                                                 1998         1997
                                                                 ----         ----
Interest and dividends in Fidelity
  Management Trust Company
  Master Trust                                             23,337,613   17,683,902
Allocated interest and dividends from
  investment in Master Trust                               18,427,493   13,704,974

All of the above information was certified by the trustee at September 30, 1998 and 1997 and for the years then ended.

                   THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                         OF ARMSTRONG WORLD INDUSTRIES, INC.
              Line 27A - Schedule of Assets Held for Investment Purposes
                               September 30, 1998

     Description of Investment                  Cost              Current Value
-------------------------------------------------------------------------------

Unallocated Armstrong Stock Fund             $138,384,323         $155,048,402

Allocated Armstrong Stock Fund                $80,838,060          $97,351,544

Investment in Master Trust                   $270,475,850         $313,965,788

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Line 27D - Schedule of Reportable Transactions
                              September 30, 1998

      (a)              (b)         (c)        (d)        (e)               (f)                (g)
 Identity of       Description   Purchase   Selling    Cost of      Current Value of       Net  Gain
Party Involved      of Asset      Price      Price      Asset     Asset on Trans. Date     or (Loss)
--------------      --------      -----      -----      -----     --------------------     ---------


*No transactions are reportable for the plan year ended, September 30, 1998.

                         Independent Auditors' Report


The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets of The Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 1998 and 1997 and the related statements of changes in plan equity for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 1998 and 1997 and the changes in plan equity for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The fund information in the statements of net assets and the statements of changes in plan equity is presented for purposes of additional analysis rather than to present the net assets and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   KPMG LLP

Philadelphia, PA
March 11, 1999

                                 EXHIBIT INDEX


23  Consent of Independent Auditors